Exhibit 99.1

Dominion Diamond Corporation Announces Completion of the Sale of its Luxury Brand Segment

TORONTO, CANADA (March 26, 2013) – Dominion Diamond Corporation (the “Company”) announced today that it has completed the previously announced sale of its luxury brand diamond jewelry and timepiece division, Harry Winston, Inc. to The Swatch Group Ltd. As part of the transaction, the Company has changed its name to Dominion Diamond Corporation from Harry Winston Diamond Corporation. In connection with this name change, the Company’s stock symbol will change from “HW” to “DDC” on the Toronto Stock Exchange and from “HWD” to “DDC” on the New York Stock Exchange.

About Dominion Diamond Corporation

Dominion Diamond Corporation is focused on the mining and marketing of rough diamonds to the global market from attractive operating mine assets that present low political risk. Our business encompasses 40% of the Diavik Diamond Mine in Canada’s Northwest Territories and rough diamond sorting and sales operations in Canada, Belgium and India. The Company is awaiting regulatory clearance on the purchase of an 80% interest in the Ekati Diamond Mine, also located in the Northwest Territories of Canada, as well as a control interest in surrounding areas containing significant prospective resources.

For more information, please visit www.ddcorp.ca

Contacts:

Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720 970 762 or rchetwode@ddcorp.ca

Ms. Kelley Stamm, Manager, Investor Relations – (416) 205-4380 or kstamm@ddcorp.ca